



Sofia Erik · 3rd
We produce the world's first smart solar blinds, which reduce CO2 and your costs on air conditioning.
Ukraine · **Contact info**

500+ connections

SolarGaps - Solar Panel Window Blinds

Wisconsin International University (USA) Ukraine

Experience



SolarGaps - Solar Panel Window Blinds
4 yrs 7 mos

Project Manager
Full-time
Aug 2019 – Present · 2 yrs 4 mos

Business Development Manager
Jun 2019 – Present · 2 yrs 6 mos

Business Development Assistant
May 2017 – Present · 4 yrs 7 mos

Education

Wisconsin International University (USA) Ukraine
Bachelor's degree, Business, Management, Marketing, and Related Support Services

Hax Accelerator (Class: Growth 8)
Enterpreneurship/Enterpreneurial Studies
2017 – 2018

Hax is ranked the #1 accelerator for hardware startups, based in San Francisco.

Media (1)

HAX-OG-img-final2.png

High school №78

Licenses & certifications

Managerial Accounting: Cost Behaviors, Systems, and Analysis
University of Illinois at Urbana-Champaign| Coursera
Issued Nov 2020 · No Expiration Date
Credential ID Q9UF6JZH38Y7

See credential

Basic Statistics
Coursera
Issued Aug 2020 · No Expiration Date
Credential ID V5XUPB8KKY72

See credential